Offering Statement for CureLab Veterinary Inc.

("CureLab Veterinary," "we," "our," or the "Company")

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   CureLab Veterinary Inc.

   417 Greenlodge Steet

   Dedham, MA 02026

Eligibility

2. **The following are true for CureLab Veterinary Inc.:**

   ▪ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   ▪ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   ▪ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   ▪ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   ▪ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   ▪ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Alexander Shneider

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/22/2020	Present	CureLab Veterinary Inc.	Founder & Chairman of the Board
10/01/2011	Present	CureLab Oncology	Founder & CEO
01/01/2018	Present	Aging	Editorial Board Member
01/01/2015	Present	Ariel University	Senior Research Fellow
06/01/2007	Present	International Reviews of Immunology	Editorial Board Member

Short Bio: Dr. Shneider brings more than 25 years of biotech and entrepreneurial experience. He is currently A Senior Research Fellow of molecular biology at the University of Ariel, Israel; an editorial board member for the journals Aging and International Reviews of Immunology. His past achievements and activities include drug development, patents in all major jurisdictions, advisory role for successful exits, consultant for Fortune 100 companies, establishing and leading international R&D consortia, and a senior authorship role in papers and books. Alex is a founder and CEO of CureLab Oncology, a sister company for CureLab Veterinary. He holds PhD in life science and MSc in molecular biotechnology. LinkedIn: https://www.linkedin.com/in/alexander-shneider-25778333

Name
Jason Payne

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/01/2018	Present	Fleetmaster Express Inc	CFO
11/01/2020	Present	CureLab Veterinary Inc.	CFO
11/01/2020	Present	CureLab Oncology	Controller

Short Bio: Comprehensive experience including planning and directing execution of day-to-day accounting and long term financial management initiatives. Experience in both public and private companies and assisted in growing a new business unit from $0 to $140MM. Over 4 years of experience as a CFO overseeing 280% improvement in profitability when comparing 3 years prior to arrival to the last 3 years. Education: MBA- Ball State University Bachelor of Science- BYU-Idaho Linked In: https://www.linkedin.com/in/jason-payne-104b8510/

Name
Vladimir Gabai

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/01/2020	Present	CureLab Veterinary Inc.	VP of R&D
01/01/2015	Present	CureLab Oncology	VP of R&D
09/01/2002	Present	Boston University	Research Assistant Professor

Short Bio: Overseen preclinical development and clinical trial of a novel anticancer immune-biologics. Directly contributed to the discovery and preclinical testing of a novel DNA vaccine (Elenavet) targeting p62 oncoprotein. LinkedIn: https://www.linkedin.com/in/vladimir-gabai-0b49b933/

Name
Stephen Spector

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2018	Present	Techmira Corp.	President
11/01/2020	Present	CureLab Veterinary Inc.	VP of Business Development

Short Bio: Technology entrepreneur for over four decades, emphasis on strategy, mergers and acquisitions, finance, marketing & sales. Graduated from Clark University 1971 BA. Multi-year projects based in USA, Germany, France, Switzerland, UK and Ireland. LinkedIn: https://www.linkedin.com/in/stephen-spector-04bb33/

Name
Ilya Lapshin

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/01/2015	Present	IRL Legal Services, LLC (MA)	Principle
07/01/2019	Present	Curelab Oncology	Board Member and Director
11/01/2020	Present	CureLab Veterinary Inc.	Board Member

Short Bio: Eighteen years of legal experience in a large New York law firm and two Massachusetts-based boutique firms helping startups and big corporate clients. Between a double major at MIT, Physics with Electrical Engineering and Math, and Boston University Law School, successful entrepreneurial and startup experience including a lucrative exit from a business, which Ilya started as a co-founder as soon as he came to the US. LinkedIn: https://www.linkedin.com/in/ilya-lapshin/

Name
Robert Devlin

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2020	Present	Pet King Brands	Director of Veterinary Sales
01/01/2019	Present	Devlin Consulting	President
11/01/2020	Present	CureLab Veterinary Inc.	President

Short Bio: Experience as both a practicing veterinarian and as successful veterinary business executive. Over 30 years of extensive knowledge of US animal health market across multiple channels and internationally as well. LinkedIn: https://www.linkedin.com/in/robert-devlin-84728211/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Alexander Shneider

Securities:	254,036
Class:	Class A Common Stock
Voting Power:	86.3%

Alexander Shneider

Securities:	502
Class:	Class B Common Stock
Voting Power:	86.3%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Our objective is to obtain USDA license(s) for the product(s) we have developed for treating cancer and potentially other disease(s) in animals, specifically cats, dogs, and horses at this time. Our plan is to support the trials necessary to obtain USDA license(s). Once those licenses have been obtained, we plan to market the product to veterinarians either directly or through third parties in order to start selling the product. The product has been patented by our sister company, Curelab Oncology Inc. We have purchased worldwide lifetime use of those patents for treatment in dogs, cats, and horses.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

7. **Material factors that make an investment in CureLab Veterinary Inc. speculative or risky:**

   1. Our business projections are only projections. There can be no assurance that CureLab Veterinary Inc. (the "Corporation," "Company," "we" or "our") will meet our projections. There can be no assurance that the Corporation will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Corporation to make a profit and still attract business.
   2. Any valuation at this stage is difficult to assess. The valuation for the offering was established by the Corporation. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.
   3. Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Corporation may be acquired by an existing player in the veterinary pharmaceutical industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.
   4. If the Corporation cannot raise sufficient funds, it will not succeed. Even if the maximum amount is raised, the Corporation is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Corporation itself or the broader economy, it may not survive. If the Corporation manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." Management has reserved the right to allow oversubscription from accredited investors that can be moved to a regulation D side by side offering.
   5. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. With interest rates moving up, it is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activity, the unavailability of credit could result in the Corporation performing below expectations, which could adversely impact the value of your investment.
   6. Terms of subsequent financings may adversely impact your investment. We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

7. Management Discretion as to Use of Proceeds. Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

8. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

9. We may never have an operational product or service. It is possible that there may never be an operational drug corporation or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Corporation's making a determination that the business model, or some other factor, will not be in the best interest of Corporation and its stockholders/members/creditors.

10. Minority Holder; Securities with Voting Rights. You will be part of the minority shareholders of the Corporation and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our corporation, you will only be paid out if there is any cash remaining after all of the creditors of our corporation have been paid out. You are trusting that management will make the best decision for the corporation. You are trusting in management discretion. You are buying voting shares as a minority holder, and therefore must trust the management of the Corporation to make good business decisions that grow your investment.

11. We are an early-stage corporation and have not yet generated any profits. CureLab Veterinary was formed on 10/19/2020. Accordingly, the Corporation has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Corporation reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. CureLab Veterinary Inc has incurred a net loss and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early-stage corporation with $0 revenue and limited operating history. The Corporation has a short history, few customers, and effectively no revenue. If you are investing in this corporation, it's because you think that the treatment is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Corporation will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

12. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business. To be successful, the Corporation requires capable people to run its day-to-day operations. As the Corporation grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Corporation's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

13. We have a limited product and technology portfolio at the current time. We have one (1) product that will initially go through the USDA-CVB process for the support of breast cancer in dogs. Any other indications will also have to be approved by the USDA-CVM. There can be no assurance that any of our product ideas will be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable costs or be successfully marketed. There can be no assurance that any programs or technologies that we might license or acquire in the future will be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable costs or be successfully marketed.

14. We must obtain governmental approval for each of our product indications. The development, production and marketing of our potential products are subject to extensive regulation by government authorities in the United States and most Other developed countries. The process of obtaining approval from the U.S Department of Agriculture-Center for Veterinary Biologics in the United States requires conducting extensive preclinical and clinical testing. We have limited experience in, and limited resources available for, regulatory activities. Failure to comply with applicable regulations can, among other things, result in non-approval, suspensions of regulatory approvals, fines, product seizures and recalls, operating restrictions, injunctions and criminal prosecution. Any of the following events can occur and, if any did occur, any one could have a material adverse effect on our business, financial conditions and results of operations:

15. Delays in patient enrollment for clinical trials could increase costs and delay regulatory final approvals. The rate of final completion of our clinical trials in will depend on the rate of patient enrollment. There may be substantial competition to enroll patients in clinical trials for our products and any other product we may develop or in-license. This competition has delayed the clinical trials of other biotechnology and drug development companies in the past. In addition, recent improvements in existing drug therapy may make it more difficult for us to enroll patients in the clinical trials as the patient population may choose to enroll in clinical trials sponsored by other companies or choose alternative therapies. Delays in patient enrollment can result in increased development costs and delays in regulatory approvals

16. We face intense competition. The industry is highly competitive, so, even if our products ultimately get approved by the USDA-CVB, their success depends on our management's ability to sustain competitive advantages. The pharmaceutical, biopharmaceutical and biotechnology industries are very competitive, fast moving and intense, and are expected to be increasingly so in the future. Other larger and well-funded companies have developed and are developing products that, if not similar in type to our biologic, are designed to address the same patient or subject population. Therefore, our product, other products in development, or any other products we may acquire, or in-license may not be the best, the safest, the first to market, or the most economical to make or use. If a competitor's product is better than ours, for whatever reason, then we could make less money from sales, if we are able to generate sales at all. There are many reasons why a competitor might be more successful than us, including:

17. If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any products we may develop, we may not be able to generate product revenue. We do not currently have an organization for the sales, marketing and distribution of biological products. In order to market any products that may be approved by the USDA-CVB, we must build sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. The cost of establishing and maintaining a sales force may exceed its cost effectiveness. Furthermore, we will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. If our management is unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable. We do not have any manufacturing facilities and expect to rely on one or more third-party manufacturers to properly manufacture any products we may develop or in license and may not be able to quickly replace manufacturing capacity without the use of a third party's manufacturing facilities as a result of a fire,

natural disaster (including an earthquake), equipment failure or other difficulty, or if such facilities are deemed not in compliance with the Good Manufacturing Practices ("GMP") requirements, and the noncompliance could not be rapidly rectified. Our inability or reduced capacity to have any products we may develop, or in-license manufactured would prevent us from successfully commercializing our proposed products. Our dependence upon third parties for the manufacture of our proposed products may adversely affect our profit margins and our ability to develop and deliver proposed products on a timely and competitive basis. Any delays in formulation and manufacturing objectives may cause a delay in our clinical program and could have an adverse effect on any potential sales or profits.

18. We could occasionally become subject to commercial disputes that might harm our business by distracting our management from the operation of our business and by increasing expenses. If we do not prevail in such disputes, they could subject us to potential monetary damages and other remedies. From time to time, we can become engaged in disputes regarding our commercial transactions. These disputes could result in monetary damages or other remedies that could adversely impact of our financial position or operations. Even if we prevail in these disputes, they may distract our management from operating the business and the cost of defending these disputes would reduce operating results.

19. We may be subject to product liability claims. The development, manufacture, and sale of biological products could expose us to the risk of significant losses resulting from product liability claims. Although management intends to obtain and maintain product liability insurance to offset some of this risk, we may be unable to secure such insurance, or we may not cover certain potential claims. We may not be able to afford to obtain product liability insurance due to rising costs in insurance premiums in recent years. If our management can secure insurance coverage, we may be faced with a successful claim in excess of our product liability coverage that could result in a material adverse impact on our business. If insurance coverage is too expensive or is unavailable, we may be forced to self-insure against product-related claims. Without insurance coverage, a successful claim against us and any defense costs incurred in defending us may have a material adverse impact on operations.

20. In-licensing of drug/biologic-development programs could result in operating difficulties, dilution and other harmful consequences. We may seek to in-license certain technologies but have only limited experience in these types of transactions. From time-to- time, management may engage in discussions regarding in-licensing or certain technologies management believes critical to our business. Any one of these transactions could have a material effect on our financial condition and operating results.

21. Our biologic/drug-development programs depend upon third-party researchers who are outside our control. We depend upon independent investigators and collaborators, such as universities, medical institutions, and clinical research organizations to conduct pre-clinical and clinical trials under agreements. These collaborators are not our employees, and we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to the programs or pursue them as diligently as we would if it were undertaking such programs. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our USDA-CVB applications, if any, and the introduction of new biologics, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us. If our collaborators assist the competitors at our expense, any competitive position would be harmed. If conflicts arise with our collaborators, they may act in their self-interests, which may be adverse to our interests. Conflicts may arise in our collaborations due to one or more of the following: -disputes with respect to payments that we believe are due under a collaboration agreement; -disagreements with respect to ownership of intellectual property rights; In addition, with our collaborations, we may be required to agree not to conduct independently, or with any third party, any research that is competitive with the research conducted under our collaborations. Our collaborations may have the effect of limiting the areas of research that management may pursue, either alone or with others. Our collaborators, however, may be able to develop, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these collaborations.

22. Although we try to avoid infringement, there is the risk that we may be sued for infringing patented technology owned by another person or entity. For example, U.S. patent applications are confidential

while pending in the Patent and Trademark Office, and patent offices in foreign countries Often publish patent applications for the first time six months or more after filing. Further, we may not be aware of published or granted conflicting patent rights. Any conflicts resulting from patent applications and patents of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. In addition, defending or indemnifying a third party against a claim of infringement can involve lengthy and costly other legal actions, and there can be no guarantee of a successful outcome. Our management also seeks to maintain certain intellectual property as trade secrets. The secrecy of this information could be compromised by third parties, or intentionally or accidentally disclosed to others by our employees, which may cause us to lose any competitive advantage we enjoy from maintaining these trade secrets.

23. We are, and may in the future be, subject to intellectual property rights claims, which are costly to defend, which could require us to pay damages, and which could limit our ability to use certain technologies in the future. Companies in the pharmaceutical, biopharmaceutical and biotechnology industries own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations by others of intellectual property rights. As our products get closer to commercialization, there is greater possibility that we may become subject to an infringement claim based on use of the technology such that we would be unable to continue using the technology without obtaining a license or settlement from third parties. Any intellectual property claims, whether merited or not, could be time consuming and expensive to litigate and could cause us to divert critical management and financial resources to the resolution of such claims. We may not be able to afford the costs of litigation. Any legal action against us or our collaborators could lead to:

24. Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property. Because we operate in the highly technical field of immunological/biological discovery and development, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We enter into confidentiality and intellectual property assignment agreements with corporate partners, employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party during the course of the party's relationship with us. These agreements also generally provide those inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Enforcing a claim that a party illegally obtained and is using our trade secrets is difficult, expensive and time consuming and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. The failure to obtain or maintain trade secret protection could adversely affect our competitive position.

25. We have wide discretion as to the use of the proceeds of this Offering and may not choose to use the proceeds effectively. We plan to use the net proceeds from this offering for the purposes set forth under "Estimated Uses of Proceeds." However, we reserve the right to use the funds obtained from this offering for other similar purposes not presently contemplated which we deem to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, we will have discretion with respect to the use of the proceeds of this offering and may apply the proceeds in ways with which you do not agree. Investors must depend upon our management's judgment as to the use of proceeds. If we fail to apply these funds effectively, our business, results of operations and financial condition may be materially and adversely affected. Investors will not participate in these decisions and must evaluate this risk.

26. We rely on highly skilled personnel and, if unable to retain or motivate key personnel or hire additional qualified personnel, we may not be able to grow effectively. Our performance is largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate, and retain highly skilled personnel for all areas of the organization. Competition in the industry for qualified employees is intense and it is likely that

certain competitors will directly target some of our employees. Our continued ability to compete effectively depends on our ability to retain and motivate existing employees. Management may also need to hire additional qualified personnel with expertise in preclinical testing, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing. We compete for qualified individuals with numerous biopharmaceutical companies and other emerging entrepreneurial companies, as well as universities and research institutions. Competition for such individuals is intense, and we may not be able to successfully recruit or retain such personnel. Attracting and retaining qualified personnel will be critical to our success. The President is not a majority shareholder and only has a minor role in daily operations and has major roles in other companies. Retaining him and/or replacing him with a qualified person may create hardship to the corporation and could hinder growth.

27. Jason Payne and Robert E. Devlin are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

28. Risks from Pandemics. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

29. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

30. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

31. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

32. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

33. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

34. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

35. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the

Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

36. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

37. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

38. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

39. *There is no present public market for these Securities and we have arbitrarily set the price.*

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

40. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

41. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE

OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

CureLab Veterinary Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,234,980 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Currently we are budgeting to use 29% for USDA regulatory fees and consultancy for product approval, 42% for salaries and corporate overhead, 9% for Marketing and general corporate needs, and 16% for patent licensure. This is subject to change as we negotiate fees and deal with unpredictable inflation.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$60,514
Compensation for managers	$0	$516,765
USDA Consultant and Regulatory	$9,510	$352,340
Patent licensure	$0	$200,000
Marketing	$0	$105,361
Total Use of Proceeds	**$10,000**	**$1,234,980**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

   In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and CureLab Veterinary Inc. must agree that a transfer agent, which keeps records of our outstanding Class A Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $30 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Common Stock	5,000,000	974,326	Yes	One vote per share.
Class B Common Stock	502	502	Yes	10,000 votes per share.
Class C Preferred Stock	113,637	113,637	Yes	One vote per share. In the event of a Liquidation Event, either voluntary or involuntary, the holders of Class C Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of this Corporation to the holders of Class A Common Stock and Class B Common Stock by reason of their ownership thereof, on a pari passu basis, an amount per share equal to the sum of $22.00 for each outstanding share of Class C Preferred Stock and an amount equal to all declared but unpaid dividends on such share. See Articles of Incorporation for more information.

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The Company has no existing debt that is convertible into equity, and there are no warrants, options or other convertible instruments outstanding. Additionally, preferred shareholder(s) of class C stock are granted first priority in the event of liquidation up to the amount invested. Once their investment is returned in whole, shareholders are treated equally in the event of liquidation.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of CureLab Veterinary Inc. for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our members may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority members may decide to issue additional membership interest units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

   ▪ **additional issuances of securities,**

   ▪ **issuer repurchases of securities,**

   ▪ **a sale of the issuer or of assets of the issuer or**

   ▪ **transactions with related parties?**

The issuance of additional shares of our common units will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our Securities, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase Securities so that the above risk is mitigated, and there are fewer shares of our Securities outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our Securities would decline. A sale of the Company or of the assets of the Company may result in an entire loss of your investment. We cannot predict the market value of our Company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	CureLab Oncology Inc.
Amount Outstanding:	$252,544
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

25. **What other exempt offerings has CureLab Veterinary Inc. conducted within the past three years?**

Date of Offering:	08/2022
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Preferred Stock

Amount Sold:	$2,500,000
Use of Proceeds:	The proceeds so far have been used on general corporate and operating expenses.
Date of Offering:	12/2021
Exemption:	Rule 701
Securities Offered:	Common Stock
Amount Sold:	$97
Use of Proceeds:	Stock-based compensation.
Date of Offering:	12/2022
Exemption:	Rule 701
Securities Offered:	Common Stock
Amount Sold:	$1
Use of Proceeds:	Issuance of 48,651 shares of Class A Common Stock as compensation.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
CureLab Oncology Inc.	Related Party Entity	Debt	$252,544

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    The Company was founded under the laws of Delaware on October 19, 2020. The Company plans to earn revenue through the development, marketing, and sales of the lead product Elenavet, which aims to treat breast cancer in dogs, cats, and horses. Additionally, there is potential for the product to be used to treat other cancers, osteoarthritis, IBD, metabolic syndrome, and aging. The Company is currently in its pre-revenue stage. During August of 2022, the Company received $2,500,000 in cash in exchange for 113,637 shares of Class C Preferred Stock. During 2021, the Company had operating expenses of $450, resulting in a net loss for the year of $450. During 2020, the Company had operating expenses of $1,136, resulting in a net loss for the year of $1,136. On November 21, 2012 CureLab Oncology entered into a royalty share agreement with University of Camerino during the IP development stage. As a result, CureLab Veterinary, Inc. is subject to pay 0.5% of gross revenue upon patent commercialization, or if the patent is licensed to a third party 6% of the price of assignment but not less than $1MM Euro. During the year ended December 31, 2021, the Company entered into an agreement to pay $35,000 over the next 3 years for work relating to the development and expansion of the intellectual property (the "IP"). The Company does not own the IP. However, in agreement with CureLab Oncology Inc. ("CLO"), the Company has an exclusive worldwide right to use the IP portfolio solely on companion animals. The Company currently owes CureLab Oncology Inc. $252,544 in related party debt. The balance does not have an interest rate and is payable on demand.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

   CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
    1. **in connection with the purchase or sale of any security?**
    2. **involving the making of any false filing with the Commission?**
    3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
    1. **in connection with the purchase or sale of any security?;**
    2. **involving the making of any false filing with the Commission?**
    3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
    1. **at the time of the filing of this offering statement bars the person from:**
        1. **association with an entity regulated by such commission, authority, agency or officer?**
        2. **engaging in the business of securities, insurance or banking?**
        3. **engaging in savings association or credit union activities?**
    2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
    1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
    2. **places limitations on the activities, functions or operations of such person?**
    3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

    If Yes to any of the above, explain:

5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

CureLab Veterinary Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following is a transcript of the video shown on the Company's page: Just like family, we all wish for our pets to live long lives. However, similar to humans, as our pets age their health issues become a concern. Every other dog or cat over the age of 10 will suffer from cancer and 80% of dogs over 7 and 90% cats over 12 will suffer from osteoarthritis. But thankfully, this soon may change. Aging is a disease of chronic inflammation. Our lead product, ElenaVet, slows the aging process, making the body somewhat younger by lowering overall inflammation. So far, we have treated 11 dogs diagnosed with breast cancer. With simple injections once a week, we were able to save 10 out of the 11 dogs in dogs suffering oral melanoma. ElenaVet prevented or dramatically reduced metastasis, and the only side effect of ElenaVet therapy was that animals felt and acted younger, more energetic, and more playful. ElenaVet is a circular DNA, or plasmid, into which we have inserted a gene called p62. Plasmids are a newly emerging cutting-edge frontier of modern medicine. An estimated 68% of US households have a pet with America being home to 96 million cats and 90 million dogs. Similarly, there are 85 million dogs and 103 million cats in Europe and pet ownership rates are continuing to climb with no sign of slowing down. Just like humans, our pets need better, less toxic and more efficient medicine – that's where we come in. Our scientific advisory board is constituted of key opinion leaders in all major areas of veterinary medicine, both academic and clinical. Our management team includes people with veterinary, scientific, business development, financial, marketing, and legal experience – and most importantly, we all love our pets.

The following documents are being submitted as part of this offering:

Governance:

    Certificate of Incorporation: certificateofincorporation.pdf

    Corporate Bylaws: corporatebylaws.pdf

Opportunity:

    Offering Page JPG: offeringpage.jpg

Financials:

    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.curelabveterinary.com/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.